Exhibit 99.3

May 15, 2023

Quipt Home Medical Corp. 1019 Town Drive Wilder, Kentucky USA, 41076

Dear Sirs/Mesdames:

Re:	Prospectus Supplement Filed Pursuant to General Instruction II.L of Form F-10

We hereby consent to the reference to our opinions under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment” and to the reference of our name under the heading “Legal Matters” in the Prospectus Supplement of Quipt Home Medical Corp. (the “Company”) dated May 15, 2023 and filed pursuant to General Instruction II.L of Form F-10, which formed part of the Registration Statement on Form F-10, as amended, filed by the Company with the United States Securities and Exchange Commission (File No. 333-260363).

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933 or the rules and regulations promulgated thereunder.

Yours truly,

/s/ FASKEN MARTINEAU DuMOULIN LLP

“FASKEN MARTINEAU DuMOULIN LLP”